Exhibit 1.01

LAM RESEARCH CORPORATION
CONFLICT MINERALS REPORT
For the reporting period from January 1, 2024, through December 31, 2024
This Conflict Minerals Report (this “Report”) of Lam Research Corporation (including its consolidated subsidiaries, the “Company”, “Lam”, “we” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, for the reporting period January 1, 2024, through December 31, 2024 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Subject Minerals” are necessary to the functionality or production of such products. “Subject Minerals” as used herein is defined as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or a country that shares an internationally recognized border with the DRC (collectively, the “Covered Countries”).
As required by Form SD, Lam has conducted a good faith reasonable country of origin inquiry (“RCOI”), as described in more detail below, regarding the Subject Minerals included in our Covered Products (defined below), to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of such Subject Minerals may be from recycled or scrap sources. Where applicable, Lam has conducted additional due diligence regarding the sources of the Subject Minerals contained in our Covered Products. The results of our RCOI regarding the Subject Minerals contained in our Covered Products, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report.
I.    Product Overview
The Subject Minerals are commonly used in the semiconductor industry due to properties that make them useful in a wide variety of applications. As a result, all or substantially all of Lam’s equipment products, and many of its spare parts products, manufactured during the Reporting Period, may include components for which one or more Subject Minerals that are necessary to their functionality or production for purposes of Rule 13p-1 and are covered by this Form SD (collectively, “Covered Products”). The following is a general description of the Covered Products by major product category, inclusive of spare parts for such product categories:
1. Deposition Products
A series of high-productivity thin film deposition systems that form a device’s sub-microscopic layers of conducting (metal) or insulating (dielectric) materials, including:
a.     SABRE® product family
b.     ALTUS® product family
c.     VECTOR® product family
d.     Reliant® deposition product family
e.     SPEED® product family
f.     Striker® product family

2. Etch Products
A series of wafer fabrication products that selectively remove materials from the wafer to create features and patterns of a device, including:
a.     Kiyo® product family
b.     Versys® Metal product family
c.     Flex® product family
d.     Vantex® product family
e.     Reliant® etch product family
f.     Syndion® product family

3. Clean Products
A series of single-wafer wet and plasma-based wafer cleaning products that remove particles and residues from the wafer surface before and after adjacent processes, including:
a.     DV-Prime®
b.     Da Vinci®
c.     SP Series
d.     Coronus® product family
e.     EOS®
f.     Reliant® clean product family
II.     Reasonable Country of Origin Inquiry (“RCOI”)
During the Reporting Period, Lam conducted a good faith RCOI, based on the Organisation for Economic Cooperation and Development’s (“OECD”) due diligence framework, to determine the source and chain of custody for the Subject Minerals contained in our Covered Products.
To determine whether Subject Minerals included in our Covered Products originated in Covered Countries, Lam retained a third-party service provider to assist us in surveying our supply chain. Lam provided a list to our third-party service provider composed of the top 100 suppliers (by spend during the Reporting Period) of production materials and components incorporated into our Covered Products, including such suppliers’ affiliates (collectively, the “Covered Suppliers”). The Covered Suppliers represent approximately 90% of our overall spend on production materials and components during the Reporting Period. Lam annually reviews the Covered Supplier list to ensure that irrelevant or “out of scope” suppliers are excluded based on responses indicating that the Subject Minerals are not present in a supplier’s products (using the most current information available). Lam determined it was impractical to definitely exclude all potentially irrelevant suppliers from the list of Covered Suppliers because Lam could not reasonably determine in all cases whether Subject Minerals were present in all materials and components in our Covered Products.
We used the Conflict Minerals Reporting Template (“CMRT”), a resource provided by the Responsible Minerals Initiative (the “RMI”) of the Responsible Business Alliance (“RBA”), to collect the data from the survey of the Covered Suppliers. Lam requested that Covered Suppliers complete version 6.4 or higher of the CMRT in the third-party service provider’s online platform. Lam also made available training and educational resources to guide suppliers on best practices and the use of the CMRT. Lam monitored and tracked email communications on the CMRT for reporting and transparency.
Lam’s third-party service provider subjected all submitted CMRTs to automated data validation in order to identify inaccurate submissions and contradictory answers. During the review of CMRT documents received from suppliers, forms that were incomplete or had incomplete smelter responses were identified by our third-party service provider (and reviewed by Lam personnel) and follow-up requests and training were provided to the suppliers as part of the corrective action process. As of April 23, 2025, Lam received complete responses from 96 out of 100 Covered Suppliers.
Based upon the measures described above, Lam was unable to determine whether our Covered Products contain Subject Minerals originating in the Covered Countries. As a result, Lam exercised due diligence on the source and chain of custody of Subject Minerals in our supply chain as described in Part III below.
III.     Due Diligence and Risk Mitigation
Our due diligence process, which significantly overlaps our RCOI process described above, is based on the OECD’s due diligence guidance. In addition to the RCOI, Lam completed the following activities during the Reporting Period to determine the mine or location of origin for the Subject Minerals contained in our Covered Products:
1.     Company Management Systems
a.     Conflict Minerals Policy Statement
Lam has adopted and communicated to suppliers and to the public a Conflict Minerals Policy Statement. A copy of the Policy Statement is publicly available at https://www.lamresearch.com. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

b.    Maintain Appropriate Organizational Structure to Support Due Diligence
Lam established an organizational structure to support our due diligence process that includes processes for handling requests for information, escalations to management regarding issues or problems, surveying of suppliers, and documentation of any responses and red flags associated therewith.
Our due diligence process is carried out by the Global Supply Chain Management Environment, Social and Governance (“ESG”) team, supported by an inter-disciplinary support team comprised of members of the legal department, finance, engineering, customer account teams, trade compliance, corporate ESG, and environmental health and safety departments to address any questions associated with the RCOI and/or due diligence process. Lam also used a third-party service provider, to assist with surveying and evaluating supply chain information regarding Subject Minerals and in the development and implementation of due diligence steps. In addition, Lam has provided reports and briefings on the requirements of Rule 13p-1 to Company management.
c.     System of Controls and Transparency
We survey Covered Suppliers using the CMRT, as described in Part II above, in order to identify the source and chain of custody for the Subject Minerals contained in our Covered Products. Lam employs an automated tool provided by a third-party service provider in order to validate submitted CMRTs. Records relating to our conflict minerals program, including supplier responses to CMRTs, are retained for at least five years, in accordance with our record retention policies.
d.     Supplier Engagement
We expect our Covered Suppliers to have policies in place to reasonably assure that any Subject Minerals used in the production of the products sold to us are DRC conflict-free. This means that the products do not contain Subject Minerals that directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Covered Countries.
We continue to include a standard provision in the terms and conditions of our purchase orders requiring our suppliers to promptly provide accurate, complete, and timely information and documentation to assist us as we may request to comply with Rule 13p-1 and Form SD. This includes disclosing whether any of the suppliers’ deliverables contain Subject Minerals and, if so, providing such information as Lam may request to allow us to determine whether such Subject Minerals are DRC conflict free (as such term is defined in Form SD). Lam has also incorporated similar requirements into relevant commonly used supplier contract templates and our Global Supplier Code of Conduct (available to view at https://www.lamresearch.com/company/environmental-social-and-governance/responsible-supply-chain/supplier-code-of-conduct/) to further strengthen supplier engagement in the due diligence process. During the Reporting Period, Lam again made training and educational resources available for Covered Suppliers’ access to guide them on best practices and the use of the CMRT, including access to our third-party service provider’s library of conflict minerals training and support resources. See also Parts III.2 and V below regarding additional supplier engagement.
e.     Reporting Mechanism
Our employees, contractors, consultants, and suppliers may report suspected violations of our policies, including our Conflict Minerals Policy Statement, using our Ethics Helpline available at www.lamhelpline.ethicspoint.com. Reports to our Ethics Helpline may be made anonymously and confidentially to the extent permitted by law. Suppliers and others outside of the Company may also directly contact our supply chain organization and our Ethics & Compliance department to communicate with us, including to report grievances.
2.     Identify and Assess Risks in the Supply Chain
Our survey of Covered Suppliers using the CMRT, as described in Part II above, is designed to identify the source and chain of custody for the Subject Minerals contained in our Covered Products. The responses of Covered Suppliers to these surveys are then used to identify risks in our supply chain.
Our third-party service provider analyzed survey responses provided by Covered Suppliers, contacted Covered Suppliers for additional information, and gathered other pertinent data, to identify and assess risks. These risk assessments are reviewed with members of Lam’s supply chain organization.

Responses provided by Covered Suppliers using the CMRT included the names of facilities identified by those suppliers as smelters or refiners. Lam’s third-party service provider compared these facilities with the list of smelters and refiners maintained by the RMI and, if a supplier indicated that the facility was certified as “conflict-free,” confirmed that the facility had been given that designation by the RMI. With support from Lam, our third-party service provider assigned each RMI-recognized smelter or refiner a relative risk designation based on several factors, including geographic proximity to the DRC and Covered Countries, and whether a smelter or refiner has committed to an audit conducted by a qualified independent third-party.
Covered Suppliers were evaluated by Lam personnel and our third-party service provider on the strength of their programs based on criteria including:
•Whether the supplier has a policy in place that includes DRC conflict-free sourcing;
•Whether the supplier has implemented due diligence measures for conflict-free sourcing;
•Whether the supplier verifies due diligence information received from its suppliers against the Company’s expectations;
•Whether CMRT responses indicate Subject Minerals were potentially sourced from a country identified as higher risk by RBA/RMI;
•Whether CRMT responses provided are complete; and
•Whether the supplier’s verification process includes corrective action management.
If it was determined that a Covered Supplier did not meet these criteria, the supplier was then provided educational material from the RBA/RMI on how to improve their conflict minerals programs and appropriate actions were taken in accordance with the Risk Management Plan described below. For the Reporting Period, 31 Covered Suppliers were determined to have a conflict minerals program that was higher risk based on a consideration of the factors listed above.
In addition, our internal Global Trade organization screened smelters identified in CMRT responses against applicable sanctions and entity lists at regular intervals. Prompt action was taken in accordance with the Risk Management Plan described below in the event of any higher risk flags were identified.
3.     Design and Implement Strategy to Respond to Identified Risks
a.     Devise and Implement Risk Management Plan
Our risk management plan is intended to respond to situations where Subject Minerals contained in our Covered Products are identified as potentially sourced from the Covered Countries, as well as other risks that are identified during our due diligence process (including where a Covered Supplier’s CMRT discloses the potential presence of sanctioned or listed parties in the supply chain). Our plan includes: carrying out the due diligence described in this Report; understanding the supplier products impacted by any supplier materials identified as containing Subject Minerals; understanding the extent of our reliance on such materials; undertaking additional due diligence and risk mitigation to respond to identified risks; and communicating to our suppliers that any Subject Minerals should be sourced from RMI’s Responsible Minerals Assurance Program (“RMAP”)-conformant smelters and refiners wherever possible.
When the third-party service provider determined that, according to the above criteria, a smelter or refiner reported on a CMRT by one of our Covered Suppliers potentially posed a higher risk, risk mitigation activities were initiated by Lam in coordination with our third-party service provider. Our Global Supply Chain Management team responded to CMRT submissions identifying any such smelter or refiner with instructions to the Covered Supplier to take risk mitigation actions including training, revisions for quality, and revisions for product specific requests in addition to including appropriate contact information for and outreach to responsible individuals at Covered Suppliers with knowledge of the Covered Supplier’s sourcing and due diligence programs. As per the OECD Due Diligence Guidance, the appropriate risk mitigation depends on a supplier’s specific position in the supply chain. Suppliers were requested to provide clear performance improvement objectives within reasonable timeframes with the goal of reducing these potential risks in the supply chain. Suppliers were also issued guidance to source from smelters in the approved RBA/RMI smelter audit program. In any case where a smelter or refiner reported on a CMRT by one of our Covered Suppliers was identified as a potentially sanctioned party or listed entity, Lam also promptly directed the applicable Covered Supplier to immediately discontinue any business (and to direct their suppliers and sub-tier suppliers to immediately discontinue any business) with any sanctioned party or listed entity and conducted additional due diligence to attempt to determine whether materials sourced from a sanctioned party or listed entity were incorporated into products sold to Lam.

In addition, Suppliers identifying potential smelters or refiners determined to pose a higher risk were requested to submit a product-specific CMRT, to allow us to better identify any connection between such a smelter or refiner and the products being supplied to Lam. Such Covered Suppliers are also assigned a training class provided by the RBA as part of their remediation activities.
b.     Reporting of Findings to Management
Global Supply Chain Management informs members of the cross functional team supporting this project, as well as senior Lam management, of the results of the RCOI and due diligence process to allow for any appropriate feedback.
4.     Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices
We rely on third party audits of smelters and refiners such as those carried out through RMAP. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.
5.     Report Annually on Supply Chain Due Diligence
This Report and our prior annual Conflict Minerals Reports prior calendar years are publicly available at https://investor.lamresearch.com/sec-filings.
IV.     Results of Due Diligence
When potential smelters or refiners are identified in the CMRTs received from our Covered Suppliers, Lam validates such potential smelters or refiners as “RMI-recognized.” As used in this Report, “RMI-recognized” means that the entities have been confirmed by our third-party service provider to be properly classified as smelters or refiners using the “Smelter Reference List” maintained by the RMI. Of the 544 potential smelters or refiners identified in the CMRTs received from our Covered Suppliers, 367 were RMI-recognized. Of those 367 RMI-recognized smelters and refiners, 233 have been identified by the RMI as “conformant” with the RMAP’s third-party audit protocol. Four have been identified by the RMI as “active,” meaning they have agreed to undergo or are currently undergoing a third-party audit and are progressing through the audit and/or post-audit corrective action process. The remaining 130 RMI-recognized smelters and refiners fall under the RMI “not active” category, meaning that their conformance status is unknown, cannot be verified, or that they are possibly non-conformant.
The majority of the survey responses Lam received from the Covered Suppliers provided smelter and refiner data only at a company or divisional level, together with the possible country or countries of origin, and did not identify the specific smelters or refiners providing Subject Materials contained in products being sold to Lam. Because of the lack of product-level responses, Lam is unable to definitively identify those smelters or refiners which actually processed the Subject Minerals contained in our Covered Products. In addition, Lam does not have adequate information to be able to conclusively determine the actual countries of origin of the Subject Minerals processed by smelters and refiners identified in the CMRTs received from our Covered Suppliers, or when Subject Minerals may have been purchased by a Covered Supplier or its suppliers/sub-tier suppliers from any particular smelter or refiner.
Lam does not have direct business relationships with or power of control over mines, smelters, or refiners. Given the limitations of material traceability, the depth of our supply chain, and the regular practice of stockpiling both raw materials and subcomponents incorporating or manufactured from Subject Minerals at various tiers in our supply chain, smelters and refiners identified in the CMRTs received from our Covered Suppliers are likely to include both smelters and refiners that our supply chain may be actively sourcing from, as well as smelters and refiners that may have historically been used. For the Reporting Period, Lam was unable to conclusively identify the source of Subject Minerals in our Covered Products, the countries of origin of those Subject Minerals, or the facilities used to process those Subject Minerals. Because the facilities used to process the Subject Minerals in our Covered Products are not known, notwithstanding Lam’s due diligence, publishing a list of potential smelters and refiners does not meaningfully add to the information or understanding of the origin of the Subject Minerals in our Covered Products and therefore not responsive to the purposes of this Report.
Two smelters listed in the CMRTs submitted by some of our Covered Suppliers were flagged as potential sanctioned parties. Lam does not have any contractual or direct relationship with either entity. Lam has further requested each Covered Supplier that listed either entity as a potential smelter in its CMRT certify that such Covered Supplier does not have a direct relationship with either smelter. No Covered Supplier has disclosed that they have a contractual or direct relationship with either entity. Due to the stockpiling and traceability issues noted above, any raw materials that may have been sourced from smelters or refiners in the past may take time to work their way through the multiple tiers of the supply chain. This can mean that smelters or refiners may continue to be reported by Covered Suppliers in their CMRT responses even after they have been eliminated as an active source of Subject Minerals in the supply chain. Lam is unable to determine either entity was used to process Subject Minerals in our Covered Products or, if used, when any Subject Materials processed by either entity may have been sourced by a sub-tier in our value chain. Following additional due diligence conducted in accordance with the Risk Management Plan, Lam is unable to determine that Subject Minerals processed by these two smelters were incorporated into the Covered Products during the Reporting Period.
Lam, with assistance from a third-party service provider, compared smelters and refiners identified in Covered Suppliers’ CMRTs against RMI’s database for RMAP-conformant smelters and refiners. On this basis, Lam has compiled a list that sets out possible countries of origin of Subject Minerals used in the manufacturing of our Covered Products. This list includes Andorra, Australia, Austria, Belgium, Bolivia (Plurinational State Of), Brazil, Canada, Chile, China, Colombia, Congo Democratic Republic Of, Czechia, Estonia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Korea, Republic Of, Kyrgyzstan, Lithuania, Malaysia, Mexico, Myanmar, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Russian Federation, Rwanda, Saudi Arabia, Singapore, South Africa, Spain, Sudan, Sweden, Switzerland, Taiwan, Province Of China, Tanzania, Thailand, Turkey, Uganda, United Arab Emirates, United States Of America, Uzbekistan, Vietnam and Zimbabwe. The list is based on publicly available information, the RBA RCOI data, and other due diligence. For the reasons described in the Report, however, these possible countries of origin cannot be definitively linked to the Subject Minerals in Lam’s Covered Products.
V.     Continuous Improvement
During this Reporting Period, Lam refined our scope of suppliers surveyed with the CMRT and updated our internal policies and process to strengthen our annual data collection (including monthly review of supplier responses by our cross functional team as response rates increased from approximately 25% to greater than 90%). As in previous years, Lam continues to make available to Covered Suppliers information and training resources regarding responsible sourcing of Subject Minerals.
Forward-Looking Statement Disclaimer
Statements made in this Report that are not of historical fact are forward-looking statements and are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, but are not limited to, those regarding the Company’s expected future supplier due diligence, engagement and risk mitigation efforts, and development of related due diligence and risk mitigation processes. Some factors that may affect these forward-looking statements include: statutory and regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; and industry developments relating to supply chain diligence, risk mitigation, disclosure and other practices. These forward-looking statements are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks, including those detailed in documents filed by us with the Securities and Exchange Commission. These uncertainties and changes could cause actual results to vary from expectations. The Company undertakes no obligation to update the information or statements made in this Report.